Exhibit 99.1

NICE Reports 16% Growth in Total Revenue and Record Profitability for the
First Quarter of 2022

Cloud Revenue Increased 29% with Record Cloud Gross Margin

Record $193 Million Cash Flow Generated from Operations

Company Raises Both Revenue and EPS Guidance for Full Year 2022

Hoboken, New Jersey, May 12, 2022 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

GAAP	Non-GAAP
Revenue of $527 million, growth of 15.9% year-over-year	Revenue of $527 million, growth of 15.4% year-over-year
Cloud revenue of $295 million, growth of 29.2% year-over-year	Cloud revenue of $295 million, growth of 28.1% year-over-year
Gross margin of 68.3% compared to 67.5% last year	Gross margin of 73.0% compared to 72.7% last year
Operating income of $72 million compared to $66 million last year, growth of 8.9% year-over-year	Operating income of $149 million compared to $129 million last year, growth of 15.7% year-over-year
Operating margin of 13.7% compared to 14.6% last year	Operating margin of 28.3%, compared to 28.2% last year
Diluted EPS of $0.87 versus $0.78 last year	Diluted EPS of $1.80 versus $1.54 last year, growth of 16.9%
Operating cash flow increased 17.3% to $193 million compared to last year

“The excellent financial results we delivered and the rising momentum we experienced throughout last year continued into the first quarter of 2022 as we reported a 16% increase in total revenue with a robust underlying 29% growth in cloud revenue,” said Barak Eilam, CEO, NICE. “Demand is strong, and we are seeing it across the board in our business. Our exceptional financial profile of double-digit top line growth combined with best-in-class profitability, outstanding cash generation and a rock-solid balance sheet, uniquely positions us in our industry to further cement our leadership.” said Barak Eilam, CEO, NICE.

Mr. Eilam continued, “Three key elements are driving our continued strong revenue growth and excellent profitability: our widening leadership in the large enterprise market, our industry leading international footprint, and our unparalleled next-gen digital and AI offering. These three elements, combined with strong and durable demand in our markets, are providing us the fuel to continue executing well on our long-term strategy.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2022 total revenues increased 15.9% to $527.4 million compared to $455.0 million for the first quarter of 2021.

Gross Profit: First quarter 2022 gross profit was $360.4 million compared to $307.2 million for the first quarter of 2021. First quarter 2022 gross margin was 68.3% compared to 67.5% for the first quarter of 2021.

Operating Income: First quarter 2022 operating income was $72.4 million compared to $66.5 million for the first quarter of 2021. First quarter 2022 operating margin was 13.7% compared to 14.6% for the first quarter of 2021.

Net Income: First quarter 2022 net income was $57.9 million compared to $52.2 million for the first quarter of 2021. First quarter 2022 net income margin was 11.0% compared to 11.5% for the first quarter of 2021.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2022 was $0.87 compared to $0.78 in the first quarter of 2021.

Operating Cash Flow and Cash Balance: First quarter 2022 operating cash flow was $192.7 million.

In the first quarter, $63.8 million were used for share repurchases. As of March 31, 2022, total cash and cash equivalents, short and long term investments were $1,490.8 million. Our debt, net of a hedge instrument, was 540.8 million dollars, resulting in net cash and investments of 950.0 million dollars.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2022 total revenues increased 15.4% to $527.4 million compared to $457.0 million for the first quarter of 2021.

Gross Profit: First quarter 2022 Non-GAAP gross profit increased to $385.2 million compared to $332.1 million for the first quarter of 2021. First quarter 2022 Non-GAAP gross margin was 73.0% compared to 72.7% for the first quarter of 2021.

Operating Income: First quarter 2022 Non-GAAP operating income increased to $149.0 million compared to $128.8 million for the first quarter of 2021. First quarter 2022 Non-GAAP operating margin was 28.3% compared to 28.2% for the first quarter of 2021.

Net Income: First quarter 2022 Non-GAAP net income increased to $120.5 million compared to $102.8 million for the first quarter of 2021. First quarter 2022 Non-GAAP net income margin totaled 22.8% compared to 22.5% for the first quarter of 2021.

Fully Diluted Earnings Per Share: First quarter 2022 Non-GAAP fully diluted earnings per share increased 16.9% to $1.80 compared to $1.54 for the first quarter of 2021.

Second Quarter and Full Year 2022 Guidance:

Second Quarter 2022:
Second quarter 2022 Non-GAAP total revenues are expected to be in a range of $520 million to $530 million.

Second quarter 2022 Non-GAAP fully diluted earnings per share is expected to be in a range of $1.75 to $1.85.

Raising Full Year 2022 Guidance:
Full year 2022 Non-GAAP total revenues are expected to be in a range of $2,160 million to $2,180 million (compared to previous guidance range of $2,140 million to $2,160 million).

Full year 2022 Non-GAAP fully diluted earnings per share is expected to be in a range of $7.25 to $7.45 (compared to previous guidance range of $7.07 to $7.27).

Quarterly Results Conference Call

NICE management will host its earnings conference call today May 12, 2022, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. The Company early adopted ASU 2021-08, Business Combinations, effective January 1, 2021. The amendments in ASU 2021-08 require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The Company applied the new guidance retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021, therefore comparative financials were not adjusted. Through December 31, 2020 business combination accounting rules required the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability was based on its fair value at the date of acquisition. Comparative financials Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$471,715	$378,656
Short-term investments	1,019,092	1,046,095
Trade receivables	416,716	395,583
Debt hedge option	154,464	292,940
Prepaid expenses and other current assets	205,248	184,604

Total current assets	2,267,235	2,297,878

LONG-TERM ASSETS:
Property and equipment, net	151,455	145,654
Deferred tax assets	62,300	55,246
Other intangible assets, net	266,542	295,378
Operating lease right-of-use assets	81,031	85,055
Goodwill	1,602,493	1,606,756
Prepaid expenses and other long-term assets	229,573	224,445

Total long-term assets	2,393,394	2,412,534

TOTAL ASSETS	$4,660,629	$4,710,412

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$45,197	$36,121
Deferred revenues and advances from customers	384,344	330,459
Current maturities of operating leases	19,028	19,514
Debt	241,190	395,946
Accrued expenses and other liabilities	516,630	487,547

Total current liabilities	1,206,389	1,269,587

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	63,981	66,606
Operating leases	76,616	81,185
Deferred tax liabilities	6,865	7,429
Debt	454,106	429,267
Other long-term liabilities	17,958	18,379

Total long-term liabilities	619,526	602,866

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,821,750	2,825,085
Non-controlling interests	12,964	12,874
Total equity	2,834,714	2,837,959

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,660,629	$4,710,412

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Revenue:
Cloud	$294,592	$228,081
Services	156,974	161,791
Product	75,863	65,149
Total revenue	527,429	455,021

Cost of revenue:
Cloud	113,349	93,582
Services	46,908	48,934
Product	6,745	5,346
Total cost of revenue	167,002	147,862

Gross profit	360,427	307,159

Operating expenses:
Research and development, net	76,578	59,155
Selling and marketing	152,618	128,559
General and administrative	58,867	52,972
Total operating expenses	288,063	240,686

Operating income	72,364	66,473

Financial and other expense/(income), net	(486)	3,394

Income before tax	72,850	63,079
Taxes on income	14,909	10,868

Net income	$57,941	$52,211

Basic	$0.91	$0.83
Diluted	$0.87	$0.78

Weighted average shares outstanding:

Basic	63,736	63,085
Diluted	66,853	66,723

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Operating Activities

Net income	$57,941	$52,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	44,281	44,924
Stock based compensation	48,184	31,455
Amortization of premium and discount and accrued interest on marketable securities	3,818	3,931
Deferred taxes, net	(1,796)	(858)
Changes in operating assets and liabilities:
Trade Receivables, net	(21,259)	(19,684)
Prepaid expenses and other current assets	(28,931)	(10,860)
Operating lease right-of-use assets	3,942	4,481
Trade payables	9,078	9,704
Accrued expenses and other current liabilities	29,229	(1,365)
Deferred revenue	52,349	51,903
Operating lease liabilities	(4,997)	(5,697)
Amortization of discount on long term debt	1,137	4,099
Loss from extinguishment of debt	1,092	(5)
Other	(1,357)	-

Net cash provided by operating activities	192,711	164,239

Investing Activities

Purchase of property and equipment	(9,584)	(2,329)
Purchase of Investments	(98,266)	(153,306)
Proceeds from Investments	101,666	54,577
Capitalization of software development costs	(10,671)	(10,116)
Proceeds from business and asset acquisitions adjustments	-	444
Net cash used in investing activities	(16,855)	(110,730)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	75	292
Purchase of treasury shares	(63,842)	(44,222)
Repayment of debt	(18,093)	-
Net cash provided by/(used in) financing activities	(81,860)	(43,930)

Effect of exchange rates on cash and cash equivalents	(937)	(718)

Net change in cash and cash equivalents	93,059	8,861
Cash and cash equivalents, beginning of period	$378,656	$442,267

Cash and cash equivalents, end of period	$471,715	$451,128

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2022	2021
GAAP revenues	$527,429	$455,021
Valuation adjustment on acquired deferred cloud revenue	-	1,823
Valuation adjustment on acquired deferred services revenue	-	106
Non-GAAP revenues	$527,429	$456,950

GAAP cost of revenue	$167,002	$147,862
Amortization of acquired intangible assets on cost of cloud	(18,665)	(17,515)
Amortization of acquired intangible assets on cost of services	(377)	(1,225)
Amortization of acquired intangible assets on cost of product	(276)	(283)
Valuation adjustment on acquired deferred cost of cloud	15	25
Cost of cloud revenue adjustment (1)	(2,324)	(1,494)
Cost of services revenue adjustment (1)	(2,967)	(2,435)
Cost of product revenue adjustment (1)	(132)	(125)
Non-GAAP cost of revenue	$142,276	$124,810

GAAP gross profit	$360,427	$307,159
Gross profit adjustments	24,726	24,981
Non-GAAP gross profit	$385,153	$332,140

GAAP operating expenses	$288,063	$240,686
Research and development (1)	(8,515)	(4,057)
Sales and marketing (1)	(16,269)	(10,908)
General and administrative (1)	(18,400)	(12,687)
Amortization of acquired intangible assets	(8,811)	(9,709)
Valuation adjustment on acquired deferred commission	53	53
Non-GAAP operating expenses	$236,121	$203,378

GAAP financial and other (income)/expense, net	$(486)	$3,394
Amortization of discount and loss of extinguishment on debt	(2,229)	(4,125)
Non-GAAP financial and other income, net	$(2,715)	$(731)

GAAP taxes on income	$14,909	$10,868
Tax adjustments re non-GAAP adjustments	16,351	15,814
Non-GAAP taxes on income	$31,260	$26,682

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2022	2021
GAAP net income	$57,941	$52,211
Valuation adjustment on acquired deferred revenue	-	1,929
Valuation adjustment on acquired deferred cost of cloud revenue	(15)	(25)
Amortization of acquired intangible assets	28,129	28,732
Valuation adjustment on acquired deferred commission	(53)	(53)
Share-based compensation (1)	48,607	31,706
Amortization of discount and loss of extinguishment on debt	2,229	4,125
Tax adjustments re non-GAAP adjustments	(16,351)	(15,814)
Non-GAAP net income	$120,487	$102,811

GAAP diluted earnings per share	$0.87	$0.78

Non-GAAP diluted earnings per share	$1.80	$1.54

Shares used in computing GAAP diluted earnings per share	66,853	66,723

Shares used in computing non-GAAP diluted earnings per share	66,853	66,723

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

		Quarter ended
		March 31,
		2022	2021

	Cost of cloud revenue	$2,324	$1,494
	Cost of services revenue	2,967	2,435
	Cost of product revenue	132	125
	Research and development	8,515	4,057
	Sales and marketing	16,269	10,908
	General and administrative	18,400	12,687
		$48,607	$31,706